                                                                EXHIBIT 12

                      THE WASHINGTON WATER POWER COMPANY

            Computation of Ratio of Earnings to Fixed Charges and
                     Preferred Dividend Requirements (1)
                                 Consolidated
                            (Thousands of Dollars)

                                                   12 Mos. Ended                   Years Ended December 31
                                                      March 31        --------------------------------------------------
                                                        1995            1994          1993          1992          1991
                                                   -------------      --------      --------      --------      --------
Fixed charges, as defined:
  Interest on long-term debt .................       $ 51,928         $ 49,566      $ 47,129      $ 51,727      $ 52,801
  Amortization of debt expense and
    premium - net ............................          3,557            3,511         3,004         1,814         1,751
  Interest portion of rentals ................          1,974            1,282           924         1,105         1,018
                                                     --------         --------      --------      --------      --------
      Total fixed charges ....................       $ 57,459         $ 54,359      $ 51,057      $ 54,646      $ 55,570
                                                     ========         ========      ========      ========      ========

Earnings, as defined:
  Net income from continuing operations ......       $ 78,960         $ 77,197      $ 82,776      $ 72,267      $ 70,631
  Add (deduct):
    Income tax expense .......................         45,773           44,696        42,503        41,330        38,086
    Total fixed charges above ................         57,459           54,359        51,057        54,646        55,570
                                                     --------         --------      --------      --------      --------
      Total earnings .........................       $182,192         $176,252      $176,336      $168,243      $164,287
                                                     ========         ========      ========      ========      ========

Ratio of earnings to fixed charges ...........           3.17             3.24          3.45          3.08          2.96

Fixed charges and preferred dividend
  requirements:
    Fixed charges above ......................       $ 57,459         $ 54,359      $ 51,057      $ 54,646      $ 55,570
    Preferred dividend requirements(2) .......         14,032           13,668        12,615        10,716        14,302
                                                     --------         --------      --------      --------      --------
      Total ..................................       $ 71,491         $ 68,027      $ 63,672      $ 65,362      $ 69,872
                                                     ========         ========      ========      ========      ========

Ratio of earnings to fixed charges and
  preferred dividend requirements ............           2.55             2.59          2.77          2.57          2.35


- ----------
(1) Calculations have been restated to reflect the results from continuing operations (i.e., excluding discontinued coal mining operations).

(2) Preferred dividend requirements have been grossed up to their pre-tax level.